March 31, 2017

VIA EDGAR

Jaea F. Hahn., Esq.

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pre-Effective Amendment No. 1 to the

Form N-4 Registration Statement for

Horace Mann Life Insurance Company Personal Retirement Planner

File Nos. 333-215819 and 811-04294

Dear Ms. Hahn:

On behalf of Horace Mann Life Insurance Company (“Horace Mann”) and Horace Mann Life Insurance Company Separate Account (the “Separate Account” or “Registrant”), we are filing this letter to respond to the comments that you provided in your letter dated February 10, 2017, concerning Post-Effective Amendment No. 113 (the “Amendment”) to the Separate Account’s registration statement on Form N-4 for certain flexible premium variable annuity contracts (the “Contract”).

For your convenience, we have set forth each of your comments below, followed by our response. The page numbers stated in our responses refer to pages in the copy of the amended prospectuses which will be provided to you today with an email containing a copy of this letter. We have made revisions in the amended prospectuses in response to your comments, as described below. Capitalized terms have the same meaning as in the registration statement. References to item numbers are to Form N-4.

General Comments

1)	Please fill in all blanks and remove any brackets in your next filing with the Commission. In addition, please ensure that future pre-effective amendments include the delaying amendment required by rule 473 under the Securities Act of 1933.

Response: All blanks and brackets have been removed. We will ensure that future pre-effective amendments include the language required by rule 473 under the Securities Act of 1933.

2)	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

Response: We confirm the contract name on the front cover is and will continue to be the same as the EDGAR class identifier.

3)	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Depositor will be solely responsible for any benefits or features associated with the Contract.

Response: There are no such guarantees or support agreements, and the Depositor will be solely responsible for any benefits or features associated with the Contract.

4)	Please include a description of the contract’s loan provisions. Also, if interest is charged on a loan, please disclose the interest rate in the fee table.

The Contract offers loans only if the Contract is issued under an employer-sponsored retirement plan and that plan allows loans. The loan provision is found in the applicable tax endorsement issued with the Contract. Loans may only be taken from the fixed account. The loan interest rate is changed on a quarterly basis. The initial interest rate is set at the time the loan is effective, and the interest rate may change annually on the anniversary date of the loan. We have included a brief description of loans—when they are available and how they operate—in the section of the prospectus that describes different types of transactions in which a Contract Owner can engage (see page 17 of the prospectus for the Qualified Contract).

Under these circumstances, we respectfully submit that disclosure about loans in the “Transactions” section of the prospectus is more “user friendly” and informative to the Contract Owner than the presentation, as a charge in the fee table, of a loan interest rate that is only relevant for a finite period to particular Contract Owners who are participants in a plan that allows loans.

5)	Comments below refer to the prospectus for the Horace Mann Personal Retirement Planner Qualified Flexible Premium Deferred Variable Annuity Contract unless otherwise specified. Where applicable, please make any corresponding changes to the prospectus for the Horace Mann Personal Retirement Planner Non-Qualified Flexible Premium Deferred Variable Annuity Contract.

Response: Where applicable, changes made in the prospectus for the Horace Mann Personal Retirement Planner Qualified Flexible Premium Deferred Variable Annuity Contract (“Qualified Prospectus”) have also been made in the prospectus for the Horace Mann Personal Retirement Planner Non-Qualified Flexible Premium Deferred Variable Annuity Contract (“Non-Qualified Prospectus”).

Specific Comments

Prospectus

Cover page

6)	In the heading at the top of the page, please clarify the information required by Item 1(a) by clearly identifying the registrant, the depositor, and the type of variable annuity contract being offered by the prospectus.

Response: We have revised the headings on the cover pages of the Qualified Prospectus and the Non-Qualified Prospectus to clearly identify the registrant, the depositor, and the type of variable annuity contract being offered by the prospectus.

7)	The cover page makes reference to the Securities Investor Protection Corporation (SIPC). Please explain supplementally the reason for including this reference.

Response: We have deleted this reference from the cover page of the Qualified Prospectus and Non-Qualified Prospectus, as it is not required by Form N-4.

Definitions (pp. 4-5)

8)	Please revise the definition of “Valuation Date” to explain what is meant by “or request” after “Net Premium” in the third sentence (e.g., purchase/redemption/transfer requests).

Response: We have added the word “transaction” between the words “or” and “request” in the definition of “Valuation Date” on page 5 of the Qualified Prospectus and Non-Qualified Prospectus. The types of transactions that may be requested are described in the “Transactions” section beginning on page 15 of the Qualified Prospectus and page 14 of the Non-Qualified Prospectus.

9)	Please consider revising the definitions so that “Variable” is not a stand-alone defined term; using “Variable” as a defined term creates confusion in the other defined terms (e.g., “Variable annuity Contract” with “Contract” and “Variable investment account” with “Variable Account”).

Response: We have eliminated “Variable” as a defined term and included additional language in the definition of “Variable Account Value” on page 5 of the Qualified Prospectus and Non-Qualified Prospectus. We also will remove all uses of the defined term “Variable” in the Qualified Prospectus and Non-Qualified Prospectus.

Summary (pp. 5-7)

10)	In the first paragraph, please revise the second sentence to state that all material state contract variations are disclosed in the prospectus and indicate where disclosure as to state specific variations may be found.

Response: We have removed the second sentence in the first paragraph of this section on page 5 of the Qualified Prospectus and Non-Qualified Prospectus, as all Contract features described in the prospectuses are available in all states in which the Contract is offered.

11)	In the discussion of “Fixed Account” as an investment choice on page 6, please clarify that the fixed account is paid from HMLIC’s general account and is subject to the insurer’s claims paying ability and financial strength.

Response: We have made these revisions on page 6 of the Qualified Prospectus and Non-Qualified Prospectus.

12)	In the section “What are the charges or deductions,” please remove references to surrender charges as there do not appear to be any imposed under the contract. We note that discussions of surrender charges appear throughout the registration statement; please remove any references that suggest that the Contracts carry surrender charges.

Response: We have made the requested revisions to remove references to surrender charges.

Fee Tables and example (p. 8)

13)	Please move the second paragraph (“To determine the Contract You own…”) to the cover page or Summary since the information applies to all the information presented in the prospectus and not just the fee table and expense example.

Response: We have removed this statement from page 8 of the Qualified Prospectus and page 7 of the Non-Qualified Prospectus and added this statement to the Summary on page 5 of the Qualified Prospectus and Non-Qualified Prospectus.

14)	Please consider revising the table showing surrender charges since they are 0% regardless of the contract year or contract number. Since the prospectus covers only Contract numbers in the heading, the column heading is confusing.

Response: We have replaced the surrender charge table (from page 8 of the Qualified Prospectus and page 7 of the Non-Qualified Prospectus) with a single line item that indicates that the surrender charge is 0%.

15)	Please supplementally confirm that there are no sales loads or exchange fees that apply to Contracts.

Response: We confirm that there are no sales loads or exchange fees that apply to the Contract.

16)	In the introductory paragraph to the table captioned “Total Annual Underlying Fund Operating Expenses” and in footnote 3, we note that expenses are shown for the year ended December 31, 2015. We remind you to update this information for 2016.

Response: We will update this information prior to the effective date of the prospectus.

17)	Please move the paragraph below the Total Annual Underlying Fund Expenses discussing Acquired Funds to the footnotes.

Response: We have moved this paragraph as requested on page 8 of the Qualified Prospectus and Non-Qualified Prospectus.

18)	To the extent that there are any optional benefit charges, please add these to the discussion of periodic charges and clarify which benefits cannot be held at the same time.

Response: The Contract does not have any optional benefit charges.

Condensed Financial Information (p. 9)

19)	Please revise the first sentence to state that the Contract offered is new which is why none have yet been sold.

Response: We have revised the sentence as requested on page 9 of the Qualified Prospectus and page 8 of the Non-Qualified Prospectus.

The Fixed Account (pp. 9-10)

20)	In the carryover paragraph at the top of page 10, please revise the first full sentence as follows: “You must depend on the financial strength and claims paying ability of HMLIC…”

Response: We have revised this sentence as requested on page 9 of the Qualified Prospectus and the Non-Qualified Prospectus.

21)	Please remove the statement that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account as it is not factually accurate.

Response: We have removed this statement from page 9 of the Qualified Prospectus and the Non-Qualified Prospectus.

The Underlying Funds (Qualified contract only)

22)	Please explain supplementally why you are characterizing the T Rowe Price Spectrum Income Fund as high yield as it has less than 50% of its assets in high yield bonds.

Response: For accuracy, we have changed the characterization of this fund on page 12 of the Qualified Prospectus from high yield to multi-sector.

23)	Please consider whether the discussion of mixed and shared funding is appropriate for a contract that offers retail funds.

Response: Recognizing that disclosure about mixed and shared funding is not required by Form N-4, we have removed the disclosure, as requested.

The Contract, Contract Owner’s Rights (p. 13)

24)	In the last paragraph on page 13, you state “On the Annuity Date, the Contract Owner has certain rights to acquire...” Please briefly describe what “certain rights” entail.

Response: We have revised the language on page 13 of the Qualified Prospectus and page 12 of the Non-Qualified Prospectus to clarify that “the Contract Owner has the right to select fixed annuity options.”

Transactions, Transfers (p. 15)

25)	The first sentence of this section states “Subject to certain restrictions…” Please confirm supplementally that all of those restrictions are described in this section or provide a cross-reference to where these restrictions are discussed in greater detail.

Response: We have changed the language on page 14 of the Qualified Prospectus and page 13 of the Non-Qualified Prospectus to identify the types of restrictions and where the information can be found.

26)	We note the second full paragraph which states that you may not accept or may defer transfer at any time that you are unable to purchase or redeem shares of an Underlying Fund. Please clarify when such a situation may arise.

Response: We have revised the disclosure to provide an example of such a situation—if the Underlying Fund is not able to provide us with a net asset value.

Surrender or Withdrawal Before Commencement of Annuity Period (pp. 17-18)

27)	In the first sentence of this section, you state that “Account Value may only be withdrawn … under certain circumstances” with a cross reference to the Tax Consequences section. Please revise to specify what constitute “certain circumstances”.

Response: We have revised this language as requested on page 17 of the Qualified Prospectus.

28)	Please delete the sixth paragraph on page 18 (“If Your Contract has a surrender charge …”) since the fee table states that none of the Contracts covered by this prospectus have a surrender charge and the paragraph immediately preceding states that if a Contract does not reflect a surrender charge, one cannot be imposed at a later date.

Response: We have deleted this paragraph from page 18 of the Qualified Prospectus and page 17 of the Non-Qualified Prospectus.

Systematic Withdrawals (pp. 18-19)

29)	Please clarify whether the systematic withdrawal procedures described in this section apply before or after annuitization of a Contract.

Response: We have revised the first sentence of this section (on page 18 of the Qualified Prospectus and page 17 of the Non-Qualified Prospectus) to clarify that systematic withdrawals may be taken before annuitization of a Contract.

30)	In the first paragraph of this section, you state “HMLIC may restrict some Investment Options from being available…” Please discuss how a Contract Owner will be given notice of such a restriction.

Response: We have revised the disclosure (on page 18 of the Qualified Prospectus and page 17 of the Non-Qualified Prospectus) to clarify that requests for systematic withdrawals and the Investment Options from which such withdrawals will be taken, and requests to discontinue systematic withdrawals, must be submitted to Horace Mann in writing and in “good form.” The systematic withdrawal request form will show only the Investment Options that are available for systematic withdrawals. We do not currently restrict the Investment Options available for systematic withdrawals.

31)	Please discuss the impact, if any, of systematic withdrawals on the benefits offered by the Contract (e.g., death or cash benefits).

Response: As with any withdrawal, a systematic withdrawal will reduce the Account Value of the Contract. We have added a statement to this effect on page 18 of the Qualified Prospectus and page 17 of the Non-Qualified Prospectus.

32)	Please state where a Contract Owner may obtain information regarding “free out” amounts and confirm whether the discussion in the bullet point on page 18 is correct. Since there are no surrender charges, please explain why this section refers to “Contract penalties.”

Response: The “Free out” information has been removed from page 18 of the Qualified Prospectus and page 17 of the Non-Qualified Prospectus, as it does not apply to the Contract.

Payments We Make (p. 19)

33)	We note the last two sentences of the first paragraph which discuss the Vanguard Federal Money Market Fund. Please explain the relevance of the discussion of liquidation of the money market fund (e.g., the exemption from redeemability for the orderly liquidation of a money market fund).

Response: We have revised the language on page 18 of the Qualified Prospectus and page 17 of the Non-Qualified Prospectus (with respect to the Goldman Sachs Government Money Market Fund) to clarify the disclosure.

Surrender Charges (p. 20)

34)	We note that the contracts covered by this prospectus do not carry a surrender charge. Please revise this section accordingly.

Response: We have revised this section as requested (on page 20 of the Qualified Prospectus and page 18 of the Non-Qualified Prospectus) to remove references to scenarios when a surrender charge may be imposed.

35)	Please revise the second paragraph of this section to specify the “certain circumstances” referred to in the first sentence (e.g., are these the systematic withdrawals permitted under the Contract).

Response: In revising the disclosure under the subheading the “Surrender Charges” in response to Comment #34 above, we determined that this paragraph is an unnecessary cross-reference to the discussion of withdrawals in the “Tax Consequences” section of the prospectus. Because this paragraph does not relate to the imposition of a surrender charge, we have deleted this paragraph to make the disclosure under the subheading more focused and reader friendly.

Death Benefit Proceeds (p. 21)

36)	This section states that the death benefit is “adjusted” for any withdrawals or for any outstanding loan balance. Please consider a clearer explanation, e.g., “reduced by the amount of.”

Response: We have revised the language on page 21 of the Qualified Prospectus and page 19 of the Non-Qualified Prospectus to provide a clearer explanation.

37)	As noted in comment 33 above, please explain the relevance of the discussion of Vanguard Federal Money Market Fund.

Response: We have revised the language on page 21 of the Qualified Prospectus and page 19 of the Non-Qualified Prospectus (with respect to the Goldman Sachs Government Money Market Fund) to clarify the disclosure.

Annuity Payments (p. 22)

38)	We note the reference in the last sentence of the second paragraph to surrender charges which are not a feature of the contracts covered by this prospectus. Please revise.

Response: We have removed this reference to surrender charges on page 21 of the Qualified Prospectus and page 19 of the Non-Qualified Prospectus.

39)	The fifth paragraph discusses optional features that must be selected at the time a Contract Owner elects an annuity payment option. Please clarify whether this election is made at the time an owner enters into a Contract or if an election may be made at a later date.

Response: We have revised the first paragraph in the “Annuity Payments” section on page 22 of the Qualified Prospectus (page 20 of the Non-Qualified Prospectus) to clarify that a Contract Owner may select an Annuity Payment option—and, consequently, any optional feature available with that Annuity Payment option—at any time before the Annuity Date.

40)	Please also clarify whether the options continue for the duration of the Contract or if they may be terminated by the Company or Contract Owner.

Response: We have added an initial paragraph to the “Annuity Payment Options” section to clarify that all of the Annuity Payment options listed are currently available and will continue to be available for the duration of the Contract.

Annuity Payments; Payments for a Specified Period (p. 23)

41)	The first paragraph under this subheading, last sentence states: “The specified period can be …, so long as the payments extend beyond the surrender charge period.” Please revise in light of the fact that the Contracts issued under this prospectus will not have a surrender charge.

Response: We have removed the language referring to the surrender charge period from page 22 of the Qualified Prospectus and page 20 of the Non-Qualified Prospectus.

42)	In the fourth paragraph of this section, please clarify whether “this Annuity Payment option” refers to Increase option or some other option.

Response: The phrase “this Annuity Payment Option” refers to the “Payments for a Specified Period” option. Accordingly, we have revised the disclosure (on page 22 of the Qualified Prospectus and page 20 of the Non-Qualified Prospectus) to clarify that if a Contract Owner selects the “Payments for a Specified Period” Annuity Payment option and elects not to have the right to make withdrawals during the income phase of the Contract, then that Contract Owner may add an optional feature, the Income option, to the “Payments for a Specified Period” Annuity Payment option.

Tax Treatment of the Company and the Separate Account – Diversification Requirements (Qualified contract only) (p. 24)

43)	Please consider whether this disclosure is accurate as the underlying funds are retail funds.

Response: We have revised the “Tax Consequences” section of the prospectus in response to this comment.

Tax Consequences: Same-Sex Marriage (p.25)

44)	Please update this section to reflect the Supreme Court’s decision in Obergefell v. Hodges (June 26, 2015) which declared same sex unions legal in all fifty states.

Response: We have revised the disclosure (on page 24 of the Qualified Prospectus and page 22 of the Non-Qualified Prospectus) as requested.

Other Information; Registration Statement (p. 31)

45)	Please consider deleting the third sentence (“For a complete statement of the terms…”) which suggests that the Contract may control in light of any disagreement with the contents of the prospectus.

Response: We have deleted this sentence from page 30 of the Qualified Prospectus and page 25 of the Non-Qualified Prospectus.

We greatly appreciate the SEC staff’s assistance with this filing. If you have any questions or comments about this letter or the marked pages of the amended prospectuses, please call the undersigned at 217-788-5706 or Maureen Bolinger at 217-788-5720.

Sincerely,

/s/ Elizabeth E Arthur

Elizabeth E. Arthur

Vice President and Assistant General Counsel

Horace Mann Life Insurance Company

Attachments

cc:	Maureen Bolinger